FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit No.

1.	Supplement for Financial Highlights – Year ended March 31, 2012

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 9, 2012	By:	/s/ Minoru Hatada
Name: Minoru Hatada
Title: Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” or “NHI” are to Nomura Holdings, Inc. and its consolidated entities.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights – The fiscal year ended March 31, 2012

Nomura reported net revenue of 1,535.9 billion yen, income before income taxes of 85.0 billion yen, and net income attributable to NHI shareholders of 11.6 billion yen for the fiscal year ended March 31, 2012. Basic-Net income attributable to NHI shareholders per share was 3.18 yen and Diluted-Net income attributable to NHI shareholders per share was 3.14 yen. Annual return on shareholders’ equity1 was 0.6%.

i.)	Financial position

As of March 31, 2012, Nomura’s total capital ratio2 was 16.4% and its Tier 1 capital ratio2 was 14.1%. Nomura had total assets of 35.7 trillion yen, a decrease of 1.0 trillion yen compared to March 31, 2011, primarily due to decreases in Securities purchased under agreements to resell, Trading assets, and Cash and cash equivalents. Total liabilities as of March 31, 2012 were 33.3 trillion yen, a decrease of 1.3 trillion yen compared to March 31, 2011, primarily due to decreases in Trading liabilities, Securities sold under agreements to repurchase, and Other secured borrowings. Total equity as of March 31, 2012 was 2.4 trillion yen, an increase of 297.5 billion yen compared to March 31, 2011, primarily due to an increase in Noncontrolling interests. Leverage ratio as of March 31, 2012 was 16.9 times and adjusted leverage ratio3 was 10.4 times.

1	Annual return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity.
2	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2012.
Nomura has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) who must calculate consolidated capital adequacy ratios according to the “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter). In April 2011, Nomura calculates Basel 2.5 based consolidated regulatory capital adequacy ratio in accordance with the Capital Adequacy Notice on Final Designated Parent Company. Total capital ratio and Tier 1 capital ratio are non-GAAP financial measures that Nomura considers to be useful measures that Nomura and investors use to assess financial position.
3	Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Adjusted leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

ii.)	Expenses

Non-interest expenses for the fiscal year ended March 31, 2012 increased by 39.9% from the prior fiscal year to 1,450.9 billion yen.

iii.)	Capital and Other Balance Sheet Metrics

As of March 31, 2012, total NHI shareholders’ equity was 2.1 trillion yen, which represented an increase of 24.5 billion yen compared to March 31, 2011.

Level 3 assets (net)4 were approximately 0.6 trillion yen as of March 31, 2012.

iv.)	Value at Risk

Value at risk5 as of March 31, 2012 was 7.2 billion yen, which represents a 14.3% increase compared to March 31, 2011.

v.)	Cash Dividends

	For the year ended March 31
	2012	2011
	(Yen amounts, except Total annual dividends)
Dividends per share
dividends record dates
At June 30	—	—
At September 30	4.00	4.00
At December 31	—	—
At March 31	2.00	4.00
For the year	6.00	8.00

vi.)	Number of employees

As of March 31, 2012, Nomura had 34,395 employees globally (Japan: 21,609, Europe: 4,014, Americas: 2,420, Asia-Pacific (including Powai office in India): 6,352).

vii.)	Others

(1)	Changes in Significant Subsidiaries during the Period

In May 2011, Nomura increased its stake in Nomura Land and Building Co., Ltd. (“NLB”) by acquiring additional NLB shares and thereby made it a subsidiary. As a result, Nomura Real Estate Holdings, Inc., a subsidiary of NLB, became a Specified Subsidiary of Nomura. Due to this business combination with NLB, income before income taxes for the three months ended June 30, 2011 increased by 24.3 billion yen. In addition, through share exchange in July 2011, NLB became a wholly owned subsidiary of Nomura.

4	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2012.
Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.
5	Value at risk is defined at 99% confidence level (2.33 standard deviations). Time horizon for outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

(2)	Changes in Accounting Policies

Accounting for repurchase agreements and similar transactions

Nomura adopted Accounting Standard Update 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” issued by the Financial Accounting Standards Board from January 1, 2012, and certain Japanese securities lending transactions undertaken after adoption date have been accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets are no longer met.

The Fair Value for Non-trading Securities

During the three months ended June 30, 2011, an insurance company became a subsidiary of Nomura (“insurance subsidiary”). Nomura measures the non-trading securities that are held by the insurance subsidiary at fair value, with changes in fair value recognized through other comprehensive income (loss) after tax effects are adjusted.

Fiscal year ended March 31, 2012 – Business Highlights

Net revenue was 1,535.9 billion yen, an increase of 35.8% from the prior fiscal year. Non-interest expenses were 1,450.9 billion yen, an increase of 39.9% compared to the prior fiscal year. Income before income taxes was 85.0 billion yen.

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Net revenue in Retail was 350.3 billion yen, a decrease of 10.7% from the prior fiscal year. The primary factor for the decrease in net revenue was decreasing commissions for distribution of investment trusts and brokerage commissions.

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Net revenue in Asset Management was 65.8 billion yen, a decrease of 1.1% compared to the prior fiscal year. Assets under management as of March 31, 2012 were 24.6 trillion yen, a decrease of 0.1 trillion yen from 24.7 trillion yen as of March 31, 2011.

•	Net revenue in Wholesale was 555.9 billion yen, a decrease of 11.8% compared to the prior fiscal year. The primary factor for the decrease in net revenue was a decrease in net gain on trading.

•	Nomura maintained Tier 1 capital ratio[6] of 14.1% as of March 31, 2012.

6	This ratio represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2012.
In April 2011, Nomura has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) who must calculate consolidated regulatory capital adequacy ratio according to “the Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter)) in April 2011. Nomura calculates Basel 2.5 based consolidated regulatory capital adequacy ratio in accordance with the Capital Adequacy Notice on Final Designated Parent Company. Tier 1 capital ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position.

Business Segment Information

Retail

Net revenue in Retail for the fiscal year ended March 31, 2012 was 350.3 billion yen, a 10.7% decrease from the prior fiscal year. The primary factor for the decrease in net revenue was decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses decreased by 1.4% to 287.1 billion yen. As a result, income before income taxes decreased by 37.6% to 63.1 billion yen.

Retail client assets as of March 31, 2012 were 72.0 trillion yen, comprised of 37.2 trillion yen in equities, 6.2 trillion yen in foreign currency bonds, 12.7 trillion yen in domestic bonds including CBs and Warrants, 7.7 trillion yen in stock investment trusts, 4.4 trillion yen in bond investment trusts, 1.4 trillion yen in overseas mutual funds, and 2.3 trillion yen in other7.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	350.3	392.4	(10.7)
Non-interest expenses	287.1	291.2	(1.4)

Income (loss) before income taxes	63.1	101.2	(37.6)

Asset Management

Net revenue decreased by 1.1% from the prior fiscal year to 65.8 billion yen. Non-interest expenses decreased by 2.6% to 45.3 billion yen. As a result, income before income taxes increased by 2.5% to 20.5 billion yen. Assets under management were 24.6 trillion yen as of March 31, 2012, decreased by 0.1 trillion yen from March 31, 2011.

In addition, Nomura Asset Management’s share of public investment trust market in Japan as of March 31, 2012 was 22.1%8,9. Market share in Japan for public stock investment trusts was 17%8,9, while market share for public bond investment trusts was 44%8,9.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	65.8	66.5	(1.1)
Non-interest expenses	45.3	46.5	(2.6)

Income (loss) before income taxes	20.5	20.0	2.5

Note:	Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011.
Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

7	Includes annuity insurance.
8	Nomura Asset Management Co., Ltd. only.
9	Source: The Investment Trusts Association, Japan.

Wholesale

Net revenue decreased by 11.8% to 555.9 billion yen from the prior fiscal year. Non-interest expenses decreased by 4.9% to 593.5 billion yen. As a result, loss before income taxes was 37.6 billion yen.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	555.9	630.5	(11.8)
Non-interest expenses	593.5	623.8	(4.9)

Income (loss) before income taxes	(37.6)	6.7	—

Within Wholesale, Global Markets net revenue decreased by 11.2% to 460.7 billion yen from the prior fiscal year. Non-interest expenses decreased by 4.9% to 475.0 billion yen. As a result, loss before income taxes was 14.3 billion yen. In Investment Banking, net revenue decreased by 14.9% to 95.1 billion yen from the prior fiscal year and non-interest expenses decreased by 4.9% to 118.4 billion yen, resulting in loss before income taxes of 23.3 billion yen.

Other Operating Results

Net revenue was 560.1 billion yen. Income before income taxes was 35.1 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	560.1	58.1	864.2
Non-interest expenses	525.0	75.9	592.0

Income (loss) before income taxes	35.1	(17.8)	—

Segment Information – Operating Segment

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue
Business segment information:
Retail	350,258	392,433	(10.7)
Asset Management	65,800	66,535	(1.1)
Wholesale	555,882	630,536	(11.8)

Subtotal	971,940	1,089,504	(10.8)
Other	560,112	58,090	864.2

Net revenue	1,532,052	1,147,594	33.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,807	(16,896)	—

Net revenue	1,535,859	1,130,698	35.8

Non-interest expenses
Business segment information:
Retail	287,128	291,245	(1.4)
Asset Management	45,281	46,513	(2.6)
Wholesale	593,465	623,819	(4.9)

Subtotal	925,874	961,577	(3.7)
Other	525,028	75,866	592.0

Non-interest expenses	1,450,902	1,037,443	39.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,450,902	1,037,443	39.9

Income (loss) before income taxes
Business segment information:
Retail	63,130	101,188	(37.6)
Asset Management	20,519	20,022	2.5
Wholesale	(37,583)	6,717	—

Subtotal	46,066	127,927	(64.0)
Other*	35,084	(17,776)	—

Income (loss) before income taxes	81,150	110,151	(26.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,807	(16,896)	—

Income (loss) before income taxes	84,957	93,255	(8.9)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net gain (loss) related to economic hedging transactions	8,372	2,290	265.6
Realized gain (loss) on investments in equity securities held for operating purposes	198	219	(9.6)
Equity in earnings of affiliates	10,613	8,996	18.0
Corporate items	(31,411)	(33,327)	—
Others	47,312	4,046	—

Total	35,084	(17,776)	—

Note: Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Changes in Tax Laws

On December 2, 2011, the “Act to partially revise the Income Tax Act and others in order to construct a tax system corresponding to changes in the structure of economic system” (Act No. 114 of 2011) (the “Act 114”) was promulgated. Under the Act 114, effective from the fiscal year beginning on or after April 1, 2012, the corporate income tax rate will be reduced from 30% to 25.5% and the use of operating loss carryforwards for tax purposes will be limited to 80% of the current year taxable income before deducting operating loss carryforwards for tax purposes. Also, on December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the Great East Japan Earthquake” (Act No. 117 of 2011) (the “Act 117”) was promulgated. Under the Act 117, effective for three fiscal years from April 1, 2012 to March 31, 2015, the Special Reconstruction Corporate Tax will be imposed on the companies, which will be calculated by multiplying the base corporate income tax by 10%. As a result, the domestic statutory tax rates to calculate deferred tax assets and liabilities will be 38% for the next three years and 36% thereafter.

Due to these revisions, income tax expenses increased by 5.5 billion yen and net income attributable to NHI shareholders decreased by 13.3 billion yen for the year ended March 31, 2012.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the fiscal year ended March 31, 2012, in accordance with U.S. GAAP.

Millions of yen
For the fiscal year ended March 31, 2012
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	¥79,242
Add: Fixed charges	315,901
Distributed income of equity investees	4,508

Earnings as defined	¥399,651

Fixed charges	¥315,901
Ratio of earnings to fixed charges[10]	1.3

10	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

CAPITALIZATION AND INDEBTEDNESS11

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura as of March 31, 2012. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2012.

Millions of yen
As of March 31, 2012
Short-term borrowings	¥1,185,613
Long-term borrowings	8,504,840
NHI shareholders’ equity:
Common stock
Authorized – 6,000,000,000 shares at March 31, 2012
Issued – 3,822,562,601 shares at March 31, 2012
Outstanding – 3,663,483,895 shares at March 31, 2012	594,493
Additional paid-in capital	698,771
Retained earnings	1,058,945
Accumulated other comprehensive loss	(145,149)

Total NHI shareholders’ equity before treasury stock	2,207,060
Common stock held in treasury, at cost
– 159,078,706 shares at March 31, 2012	(99,819)

Total NHI shareholders’ equity	2,107,241
Noncontrolling interests	281,896

Total equity	2,389,137

Total capitalization and indebtedness	¥12,079,590

11	Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding as of March 31, 2012 was ¥21,674 million.

Disclaimers

•	This document is produced by Nomura. Copyright 2012 Nomura Holdings, Inc. All rights reserved.

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Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

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No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

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The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

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This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

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The audit of the consolidated financial statements for this fiscal year has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Form 20-F for the year ended March 31, 2012.